The annual meeting of Fund shareholders was held on April 7, 2008. Following is a summary of the proposal submitted to shareholders for vote at the meeting and votes cast:

Proposal            Votes for    Votes withheld  Votes abstained


Common and Preferred
Shares
Election of
John L. Harrington
as an Independent
Trustee until the
2011 annual
meeting.           6,299,696         95,660

The following trustees terms of office as trustee continued after the Funds annual meeting: Barry M.
Portnoy, Gerard M. Martin, Frank J. Bailey and
Arthur G. Koumantzelis.